UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                    Point.360
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   730698 10 7
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                                 (CUSIP Number)

                               Haig S. Bagerdjian
                            2777 North Ontario Street
                                Burbank, CA 91504
                                 (818) 565-1400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 19, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 730698 10 7
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1.    Name of Reporting Person
            Haig S. Bagerdjian

      I.R.S. Identification No. of above person (entities only)
            Not applicable
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2.    Check the Appropriate Box if a Member of a Group.
      (a)   |_|
      (b)   |_|
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3.    SEC Use Only

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4.    Source of Funds
            PF
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e). |_|
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6.    Citizenship or Place of Organization
            United States
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Number of Shares        7.    Sole Voting Power
Beneficially Owned by               3,070,234 shares
Each Reporting Person   --------------------------------------------------------
With
                        8.    Shared Voting Power
                                    0 shares
                        --------------------------------------------------------
                        9.    Sole Dispositive Power
                                    3,070,234 shares
                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                                    0 shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            3,070,234 shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares. |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
            28.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
            IN
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

Item 1. Security and Issuer

      This Amendment No. 3 to Schedule 13D relates to the common stock, no par value (the "Point.360 Shares"), of Point.360, a California corporation ("Point.360"), the principal executive offices of which are located at 2777 North Ontario Street, Burbank, California 91504.

Item 2. Identity and Background

      (a) This Amendment No. 3 to Schedule 13D is filed by Haig S. Bagerdjian ("Mr. Bagerdjian").

      (b) The principal business address of Mr. Bagerdjian is 2777 North Ontario Street, Burbank, California 91504.

      (c) Mr. Bagerdjian's principal occupation is Chairman, President, and Chief Executive Officer of Point.360. Point.360 is principally engaged in servicing the post-production and broadcast distribution needs of entertainment studios, advertising agencies, corporations, and independent producers. Point.360's address is 2777 North Ontario Street, Burbank, California 91504.

      (d) and (e) During the last five years, Mr. Bagerdjian (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Bagerdjian is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The disclosures contained in Item 5 below are incorporated by reference into this Item 3.

Item 5. Interest in Securities of the Issuer

      Mr. Bagerdjian is the beneficial owner of 3,070,234 Point.360 Shares, constituting 28.0% of such class. Mr. Bagerdjian has sole power to vote, direct the vote of, dispose of, and direct the disposition of, the Point.360 Shares that are described in the preceding sentence.

      On April 19, 2007, Mr. Bagerdjian used personal funds in acquiring 235,000 Point.360 Shares from Point.360, at a purchase price of $3.20 per share and for a total purchase price of $753,000, pursuant to the exercise of stock options.


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

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 19, 2007                          /s/ Haig S. Bagerdjian
                                        ----------------------
                                        HAIG S. BAGERDJIAN


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